Exhibit 99.29

CONSENT OF SNOWDEN MINING INDUSTRY CONSULTANTS (PTY) LTD

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2016, (ii) the Registration Statement on Form F-10 (File No. 333-210437) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ William Frederick McKechnie
By:	William Frederick McKechnie
General Manager – Europe, Middle Eastand Africa
Snowden Mining Industry Consultants (Pty) Ltd.

Dated: February 22, 2017